Mercedes-Benz Auto Receivables Trust 2014-1

Investor Report

Collection Period Ended   30-Nov-2017

Amounts in USD

Dates

Collection Period No.	41			
Collection Period (from... to)	1-Nov-2017	30-Nov-2017		
Determination Date	13-Dec-2017			
Record Date	14-Dec-2017			
Distribution Date	15-Dec-2017			
Interest Period of the Class A-1 Notes (from... to)	15-Nov-2017	15-Dec-2017	Actual/360 Days	30
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Nov-2017	15-Dec-2017	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	295,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	343,100,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	375,870,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-4 Notes	110,500,000.00	91,752,858.77	81,208,768.33	10,544,090.44	95.421633	0.734921
Total Note Balance	**1,124,470,000.00**	**91,752,858.77**	**81,208,768.33**	**10,544,090.44**		
Overcollateralization	28,829,937.71	28,832,498.44	28,832,498.44			
Adjusted Pool Balance	1,153,299,937.71	120,585,357.21	110,041,266.77			
Yield Supplement Overcollateralization Amount	49,189,871.20	4,045,850.97	3,615,612.59			
Pool Balance	**1,202,489,808.91**	**124,631,208.18**	**113,656,879.36**			

	Amount	Percentage
Initial Overcollateralization Amount	28,829,937.71	2.50%
Target Overcollateralization Amount	28,832,498.44	2.50%
Current Overcollateralization Amount	28,832,498.44	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.180000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.430000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	0.870000%	0.00	0.000000	0.00	0.000000
Class A-4 Notes	1.310000%	100,163.54	0.906457	10,644,253.98	96.328090
Total		**$100,163.54**		**$10,644,253.98**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	10,816,475.51	(1) Total Servicing Fee	103,859.34
Interest Collections	265,552.97	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	109,533.12	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Recoveries	121,278.49	(3) Interest Distributable Amount Class A Notes	100,163.54
Purchase Amounts	0.00	(4) Priority Principal Distributable Amount	0.00
Advances made by the Servicer	0.00	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Investment Earnings	6,348.69	(6) Regular Principal Distributable Amount	10,544,090.44
Available Collections	**11,319,188.78**	(7) Additional Servicing Fee and Transition Costs	0.00
Reserve Fund Draw Amount	0.00	(8) Total Trustee Fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	571,075.46
Available Funds	**11,319,188.78**	**Total Distribution**	**11,319,188.78**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	103,859.34	103,859.34	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	100,163.54	100,163.54	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	100,163.54	100,163.54	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	100,163.54	100,163.54	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	10,544,090.44	10,544,090.44	0.00
Aggregate Principal Distributable Amount	10,544,090.44	10,544,090.44	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,883,249.84
Reserve Fund Amount - Beginning Balance	2,883,249.84
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	1,303.63
minus Net Investment Earnings	1,303.63
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,883,249.84
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	1,303.63
Net Investment Earnings on the Collection Account	5,045.06
Investment Earnings for the Collection Period	6,348.69

Notice to Investors

Mercedes-Benz Financial Services USA LLC, as Servicer, has elected to exercise its option under Section 8.01 of the Sales and Servicing Agreement to purchase the Trust Estate (other than the Accounts) immediately after giving effect to the monthly payment of principal and interest on December 15, 2017 (the "Redemption Date") and has deposited $ 81,208,768.33 into the Note Payment Account to redeem the balance of the Class A-4 notes. Therefore, pursuant to Section 10.01 of the Indenture, the Notes will be redeemed on the Redemption Date.

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,202,489,808.91	43,511
Pool Balance beginning of Collection Period	124,631,208.18	14,092
Principal Collections	7,885,542.32	
Principal Collections attributable to Full Pay-offs	2,930,933.19	
Principal Purchase Amounts	0.00	
Principal Gross Losses	157,853.31	
Pool Balance end of Collection Period	113,656,879.36	13,517
Pool Factor	9.45%	

	As of Cutoff Date	Current
Weighted Average APR	2.67%	2.54%
Weighted Average Number of Remaining Payments	51.92	17.00
Weighted Average Seasoning (months)	11.34	49.18

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	112,261,508.00	13,390	98.77%
31-60 Days Delinquent	1,081,470.38	96	0.95%
61-90 Days Delinquent	241,251.22	23	0.21%
91-120 Days Delinquent	72,649.76	8	0.06%
Total	113,656,879.36	13,517	100.00%

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	157,853.31	13	9,848,642.73	452
Principal Net Liquidation Proceeds	109,450.45		1,342,189.65	
Principal Recoveries	119,099.49		4,827,267.48	
Principal Net Loss / (Gain)	(70,696.63)		3,679,185.60	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	(0.712%)
Prior Collection Period	(0.525%)
Second Prior Collection Period	1.201 %
Third Prior Collection Period	(1.987%)
Four Month Average	(0.506%)

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.306%
Average Net Loss / (Gain)	8,139.79

(1) Losses includes accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.